United Companies Corporation
954.462.5570 Fax 954.462.6115

June 21, 2006

Via EDGAR

Mr. Michael Fay
Accounting Branch Chief
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:	United Companies Corporation Form 10-KSB: For the Year Ended December 31, 2005 File Number: 333-99393

Dear Mr. Fay:

In response to your inquiry of June 5, 2006 regarding the above, we have prepared the following explanation:

Form 10-KSB: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page F-6
Note 9. Secured Convertible Debentures, page F-14

1.
Please provide us with a detailed analysis that supports your accounting for the conversion feature of the convertible debentures. It appears that the conversion feature may be a derivative that should be bifurcated and accounted for pursuant to SFAS 133. Your analysis should specifically address paragraphs 12 and 6 of SFAS 133, and paragraphs 4 and 12 through 32 of EITF 00-19 relative to paragraph 11.a(2) of SFAS 133, as well as any other guidance you believe is relevant. If upon reconsideration you determine that accounting pursuant to SFAS 133 is appropriate, tell us how amounts reported on a quarterly and annual basis for 2004 and 2005 would change and how the revised amounts were determined.

Response

1.	As reported in our 8-K filed June 13, 2006, subsequent to the 10-KSB in question, the convertible debentures were retired on June 8, 2006 for cash and will not be reflected in further filings.
2.	The convertible debentures have been accounted for following the guidelines published in APB 14 from their origin in April of 2004.
3.	Our review of SFAS 133 yielded the following:
a.	Paragraph 6 indicates that all three conditions must be met and in our opinion item (b) is not met as an initial investment was delivered
b.	Paragraph 12, in our opinion, does not apply as item (a) is not met. The economic characteristics and risks of any potentially embedded derivative instruments would be governed by the host contract.
4.	EITF 00-19 was reviewed and we believe:
a.	Paragraph 4 would indicate that as the conversion results in the issuance of shares that would result in stockholder’s equity, Statement 133 would not apply.

Please feel free to contact me or Jeff Morris at (954) 462-5570 should you have further questions or need additional information.

Sincerely,

Robert Carmichael
CEO

940 Northwest First Street • Fort Lauderdale •  Florida 33311